EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1)	SanDisk Manufacturing, a Republic of Ireland company

2)	SanDisk International Limited, a Republic of Ireland company

3)	SanDisk Limited, a Japanese company

4)	SanDisk SemiConductor (Shanghai) Co., Ltd., a Peoples Republic of China company

5)	SanDisk (Ireland) Limited, a Republic of Ireland company

6)	SanDisk (Cayman) Limited, a Cayman Islands company

7)	SanDisk Enterprise IP LLC, a Texas company

8)	SanDisk IL Ltd., an Israeli company

9)	SanDisk Storage Malaysia Sdn. Bhd., a Malaysian company

10)	SanDisk Flash B.V., a Netherlands company

11)	SanDisk Technologies Inc., a Texas company